OF SPECIAL INTEREST

MERGER WITH PUTNAM PREMIER INCOME TRUST PROPOSED
The fund's Trustees have approved the merger of your fund into Putnam Premier Income Trust. Putnam Premier Income Trust is a closed-end, multi-sector fixed-income fund whose objectives, strategy, and investments are substantially similar to those of your fund. The merger may result in lower expenses for shareholders of each fund due to the larger asset base of the combined fund. A prospectus/proxy statement containing more information about the proposed merger is expected to be sent to shareholders of each fund in December. Completion of the merger is subject to a number of conditions, including approval by shareholders of each fund at a joint shareholder meeting to be held on January 13, 2005.

This report is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considera-tions) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.